FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT SEPTEMBER 30, 2008 & 2007

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO SEPTEMBER 30, 2008 & 2007

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JULY 01 TO SEPTEMBER 30, 2008 & 2007

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO SEPTEMBER 30, 2008 & 2007

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2008 & 2007

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	175,937,523	100	312,731,325	100

s02	CURRENT ASSETS	43,865,123	25	96,195,591	31
s03	CASH AND SHORT-TERM INVESTMENTS	15,522,810	9	24,772,802	8
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,199,394	10	17,809,729	6
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,793,811	3	3,968,495	1
s06	INVENTORIES	1,420,737	1	1,714,334	1
s07	OTHER CURRENT ASSETS	4,928,371	3	47,930,231	15
s08	LONG - TERM	1,086,385	1	984,850	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	962,198	1	833,151	0
s11	OTHER INVESTMENTS	124,187	0	151,699	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	113,435,892	64	119,449,334	38
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	393,292,817	224	387,016,620	124
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	280,697,248	160	268,601,054	86
s17	CONSTRUCTIONS IN PROGRESS	840,323	0	1,033,768	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,899,874	2	2,399,155	1
s19	OTHER ASSETS	14,650,249	8	93,702,395	30

s20	TOTAL LIABILITIES	137,787,051	100	181,477,874	100

s21	CURRENT LIABILITIES	31,218,427	23	52,898,470	29
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	1,789,067	1	1,470,657	1
s24	STOCK MARKET LOANS	11,191,900	8	4,312,475	2
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,139,962	1	1,720,441	1
s26	OTHER CURRENT LIABILITIES	17,097,498	12	45,394,897	25
s27	LONG - TERM LIABILITIES	84,633,485	61	94,141,784	52
s28	BANK LOANS	49,347,660	36	48,246,066	27
s29	STOCK MARKET LOANS	35,285,825	26	45,895,718	25
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	427,700	0	295,891	0
s32	OTHER NON CURRENT LIABILITIES	21,507,439	16	34,141,729	19

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	38,150,472	100	131,253,451	100

s34	MINORITY INTEREST	39,381	0	2,716,593	2
s35	MAJORITY INTEREST	38,111,091	100	128,536,858	98
s36	CONTRIBUTED CAPITAL	9,189,363	24	48,382,886	37
s79	CAPITAL STOCK (NOMINAL)	9,189,363	24	27,465,085	21
s39	PREMIUM ON SALES OF SHARES	0	0	20,917,801	16
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	28,921,728	76	80,153,972	61
s42	RETAINED EARNINGS AND CAPITAL RESERVE	28,159,770	74	146,551,327	112
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	761,958	2	(66,397,355)	(51)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	15,522,810	100	24,772,802	100
s46	CASH	1,432,489	9	1,207,743	5
s47	SHORT-TERM INVESTMENTS	14,090,321	91	23,565,059	95

s07	OTHER CURRENT ASSETS	4,928,371	100	47,930,231	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	2,181,452	44	77,021	0
s82	DISCONTINUED OPERATIONS	0	0	44,655,516	93
s83	OTHER	2,746,919	56	3,197,694	7

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,899,874	100	2,399,155	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,445,182	50	1,026,530	43
s49	GOODWILL	439,170	15	448,138	19
s51	OTHERS	1,015,522	35	924,487	39

s19	OTHER ASSETS	14,650,249	100	93,702,395	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS FOR EMPLOYEES	12,287,660	84	16,616,440	18
s86	DISCONTINUED OPERATIONS	0	0	75,422,395	80
s87	OTHER	2,362,589	16	1,663,560	2

s21	CURRENT LIABILITIES	31,218,427	100	52,898,470	100
s52	FOREIGN CURRENCY LIABILITIES	14,058,981	45	3,383,377	6
s53	MEXICAN PESOS LIABILITIES	17,159,446	55	49,515,093	94

s26	OTHER CURRENT LIABITIES	17,097,498	100	45,394,897	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	257,162	1
s89	INTEREST LIABILITIES	948,641	6	1,327,324	3
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	27,020,342	60
s58	OTHER CURRENT LIABILITIES	7,942,457	46	8,691,512	19
s105	BENEFITS FOR EMPLOYEES	8,206,400	48	8,098,557	18

s27	LONG-TERM LIABILITIES	84,633,485	100	94,141,784	100
s59	FOREIGN CURRENCY LIABILITIES	63,410,550	75	75,877,178	81
s60	MEXICAN PESOS LIABILITIES	21,222,935	25	18,264,606	19

s31	DEFERRED LIABILITIES	427,700	100	295,891	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	427,700	100	295,891	100

s32	OTHER NON CURRENT LIABILITIES	21,507,439	100	34,141,729	100
s66	DEFERRED TAXES	21,346,891	99	17,838,473	52
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	160,548	1	227,378	1
s92	DISCONTINUED OPERATIONS	0	0	16,075,878	47
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,189,363	100	27,465,085	100
s37	CAPITAL STOCK (NOMINAL)	80,747	1	245,267	1
s38	RESTATEMENT OF CAPITAL STOCK	9,108,616	99	27,219,818	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	28,159,770	100	146,551,327	100
s93	LEGAL RESERVE	1,880,513	7	16,147,413	11
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	9,080,182	32	103,292,129	70
s45	NET INCOME FOR THE YEAR	17,199,075	61	27,111,785	18

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	761,958	100	(66,397,355)	100
s70	ACCUMULATED MONETARY RESULT	0	0	(15,161,551)	23
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	(70,297,934)	106
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	68,264	9	17,877,692	(27)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	693,694	91	65,731	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	1,118,707	(2)
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	12,646,696	43,297,121
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	99	117
s75	EMPLOYEES (*)	9,651	10,984
s76	WORKERS (*)	44,877	45,931
s77	OUTSTANDING SHARES (*)	18,701,913,860	19,621,377,670
s78	REPURCHASE OF OWN SHARER(*)	658,483,610	581,740,500
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO SEPTEMBER 30, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	93,137,914	100	98,934,625	100
r02	COST OF SALES AND SERVICES	48,005,034	52	50,238,663	51
r03	GROSS INCOME	45,132,880	48	48,695,962	49
r04	OPERATING EXPENSES	14,641,840	16	14,248,645	14
r05	OPERATING INCOME	30,491,040	33	34,447,317	35
r08	OTHER EXPENSES AND INCOMES (NET)	(891,765)	(1)	264,293	0
r06	COMPREHENSIVE FINANCING COST	(5,424,299)	(6)	(3,104,154)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	69,506	0	(13,833)	(0)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	24,244,482	26	31,593,623	32
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	7,047,243	8	9,324,138	9
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	17,197,239	18	22,269,485	23
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	5,140,558	5
r18	NET INCOME	17,197,239	18	27,410,043	28
r19	NET INCOME OF MINORITY INTEREST	(1,836)	0	298,258	0
r20	NET INCOME OF MAYORITY INTEREST	17,199,075	18	27,111,785	27

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	93,137,914	100	98,934,625	100
r21	DOMESTIC	90,460,739	97	95,780,728	97
r22	FOREIGN	2,677,175	3	3,153,897	3
r23	TRANSLATION INTO DOLLARS (***)	248,073	0	284,626	0

r08	OTHER EXPENSES AND INCOMES (NET)	(891,765)	100	264,293	100
r49	OTHER EXPENSES AND INCOMES (NET)	433,713	(49)	2,593,088	981
r34	EMPLOYEE PROFIT SHARING	2,058,803	(231)	2,328,795	881
r35	DEFERRED EMPLOYEE PROFIT SHARING	(733,325)	82	0	0

r06	COMPREHENSIVE FINANCING COST	(5,424,299)	100	(3,104,154)	100
r24	INTEREST EXPENSE	5,171,412	(95)	5,090,184	(164)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	603,360	(11)	1,048,930	(34)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(856,247)	16	(538,979)	17
r28	RESULT FROM MONETARY POSITION	0	0	1,476,079	(48)

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	7,047,243	100	9,324,138	100
r32	INCOME TAX	7,854,932	111	8,494,838	91
r33	DEFERRED INCOME TAX	(807,689)	(11)	829,300	9

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	93,137,914	98,934,625
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	124,970,960	131,373,462
r39	OPERATING INCOME (**)	39,927,996	46,013,403
r40	NET INCOME OF MAJORITY INTEREST (**)	25,572,237	34,521,793
r41	NET INCOME (**)	25,842,591	34,988,936
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	12,710,963	12,944,477

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JULY 01 TO SEPTEMBER 30, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	31,090,527	100	32,974,973	100
rt02	COST OF SALES AND SERVICES	16,203,926	52	16,586,686	50
rt03	GROSS INCOME	14,886,601	48	16,388,287	50
rt04	OPERATING EXPENSES	4,937,448	16	4,777,660	14
rt05	OPERATING INCOME	9,949,153	32	11,610,627	35
rt08	OTHER EXPENSES AND INCOMES (NET)	(7,905)	(0)	(328,487)	(1)
rt06	COMPREHENSIVE FINANCING COST	(2,259,419)	(7)	(428,762)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	47,524	0	(12,949)	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	7,729,353	25	10,840,429	33
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,292,243	7	3,286,155	10
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	5,437,110	17	7,554,274	23
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	2,034,285	6
rt18	NET INCOME	5,437,110	17	9,588,559	29
rt19	NET INCOME OF MINORITY INTEREST	(640)	(0)	82,723	0
rt20	NET INCOME OF MAYORITY INTEREST	5,437,750	17	9,505,836	29

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	31,090,527	100	32,974,973	100
rt21	DOMESTIC	30,871,341	99	31,898,450	97
rt22	FOREIGN	219,186	1	1,076,523	3
rt23	TRANSLATION INTO DOLLARS (***)	20,311	0	97,968	0

rt08	OTHER REVENUES AND (EXPENSES), NET	(7,905)	100	(328,487)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	293,184	(3,709)	395,323	(120)
rt34	EMPLOYEE PROFIT SHARING	647,362	(8,189)	723,810	(220)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(346,273)	4,380	0	0

rt06	COMPREHENSIVE FINANCING COST	(2,259,419)	100	(428,762)	100
rt24	INTEREST EXPENSE	2,212,673	(98)	1,748,767	(408)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	274,720	(12)	475,004	(111)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(321,466)	14	(184,898)	43
rt28	RESULT FROM MONETARY POSITION	0	0	1,029,899	(240)

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,292,243	100	3,286,155	100
rt32	INCOME TAX	2,461,651	107	2,760,303	84
rt33	DEFERRED INCOME TAX	(169,408)	(7)	525,852	16

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,133,321	4,320,294

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO SEPTEMBER 30, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	27,410,043
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	13,724,651
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	41,134,694
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	(2,952,081)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	38,182,613
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	9,507,867
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(17,271,710)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	(7,763,843)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	(16,411,720)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	14,007,050
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	10,765,752
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	24,772,802

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	13,724,651
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	13,697,961
c41	+(-) OTHER ITEMS	0	26,690

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	(2,952,081)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	(224,217)
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	(1,631,076)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	9,574,987
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	(10,671,775)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	9,507,867
c23	+ BANK FNANCING	0	14,930,842
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	(3,563,024)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	(8,305)
c29	(-) OTHER FINANCING AMORTIZATION	0	(1,851,646)
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(17,271,710)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	(544,644)
c31	(-) DIVIDENDS PAID	0	(6,636,711)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	(10,090,355)
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	(16,411,720)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	(118,920)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	(7,283,965)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	(9,008,835)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.37		$1.76
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME (LOSS) FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.37		$1.76
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME (LOSS) FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.26
d08	CARRYING VALUE PER SHARE	$2.04		$6.55
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.31		$0.34
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	6.84	times	2.79	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	10.18	times	10.37	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME (LOSS) TO OPERATING REVENUES	18.46%		27.71%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	67.74%		26.66%
p03	NET INCOME TO TOTAL ASSETS ( **)	14.69%		11.19%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	16.32%		22.39%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%		5.39%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.71	times	0.42	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.10	times	1.10	times
p08	INVENTORIES ROTATION (**)	45.82	times	38.65	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	43	days	42	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	6.86%		6.83%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	78.32%		58.03%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	3.61	times	1.38	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	56.22%		43.68%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	74.61%		78.81%
p15	OPERATING INCOME (LOSS) TO INTEREST PAID	5.90	times	6.77	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.91	times	0.72	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.41	times	1.82	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.36	times	1.79	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.32	times	0.53	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	49.72%		46.83%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	24,244,482	0
e02	+(-) ITEMS NOT REQUIRING CASH	5,571,943	0
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	13,371,899	0
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	5,885,246	0
e05	CASH FLOWS BEFORE INCOME TAX	49,073,570	0
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(14,142,517)	0
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	34,931,053	0
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(6,748,710)	0
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVITIES	28,182,343	0

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(17,380,146)	0
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	10,802,197	0
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	22,861	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	4,697,752	0
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	15,522,810	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	5,571,943	0
e15	+ESTIMATES FOR THE PERIOD	1,043,150	0
e16	+PROVISIONS FOR THE PERIOD	3,457,252	0
e17	+(-) OTHER UNREALIZED ITEMS	1,071,541	0

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	13,371,899	0
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	13,441,405	0
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(69,506)	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	5,885,246	0
e25	+ACCRUED INTERESTS	5,237,860	0
e26	+(-) OTHER ITEMS	647,386	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(14,142,517)	0
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(2,106,286)	0
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	(1,673,853)	0
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(1,066,110)	0
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(4,394,901)	0
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,898,301	0
e32	+(-) INCOME TAXES PAID OR RETURNED	(7,799,668)	0

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(6,748,710)	0
e33	- PERMANENT INVESTMENT IN SHARES	(22,049)	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	95,376	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(5,794,220)	0
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(93,878)	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	(933,939)	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(17,380,146)	0
e45	+ BANK FINANCING	8,562,492	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	(2,050,383)	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(5,789,843)	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(3,629,232)	0
e56	(-) REPURCHASE OF SHARES	(11,080,498)	0
e57	+(-) OTHER ITEMS	(3,392,682)	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM ACCOUNT R47 IT SHALL BE EXPLAINED IN NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

Third Quarter 2008

  At the end of the third quarter, including the effect of number portability that began in July 2008 the number of lines in service was 17.7 million, similar to the June 2008 level. It is important to highlight that growth in the number of users in the telecommunications market is mainly occurring in cellular telephony.

  TELMEX's market share in fixed lines is similar to those of incumbent operators in other countries, such as the US with 89.8%, Spain 87.8%, Brazil 87.5%, Italy 93.6% and Germany with 98.0% (Global wireline matrix, Merrill Lynch 2008). If cellular users are included in the calculation, TELMEX's market share would be approximately 17.2%. It is important to mention that the second largest provider of cellular telephony in Mexico already has a market share of 15.4% and also achieved growth in the number of users of approximately 43% in the last twelve months.

  During the third quarter, broadband Infinitum services (ADSL) continued their growth trends, reaching penetration of 24.7% of our lines in service. Growth in the number of customers maintains Mexico as one of the three countries with the highest broadband growth rates of the OECD (www.oecd.org/sti/ict/broadband). This growth has been supported by the sale of computers, which we sell in installments of up to 48 months, a program that has brought about a substantial increase in penetration of PC's and broadband in Mexican homes.

  The October 3, 2006, "Acuerdo de Convergencia" (Convergence Agreement), which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes (Communications and Transportation Ministry), established the basis for the convergence of networks more than 2 years ago. Even though TELMEX has met the requirements in a timely manner, to date there has not been a favorable resolution form the authorities to offer video services. This situation is delaying the technological development of the country and is preventing consumers from gaining access to a more advanced offering with lower telecommunications prices.

  TELMEX will continue to carry out the necessary investments to maintain state-of-the-art technology as well as increase the company's productivity, at the same time that we reduce operating costs to benefit our customers. Additionally, TELMEX will carry out the required investments to support broadband growth and drive the Education and Digital Culture Program with the objective of reducing the digital divide in the country.

  Notwithstanding the prevailing conditions in the world's financial markets, the decline in value of the peso and increases in the cost of goods and services, TELMEX for the ninth consecutive year has made the commitment of not increasing prices of its services during 2009.

  TELMEX's total debt at September 30 was the equivalent of 9.045 billion dollars. It is important to highlight that only 7.4% of debt is exposed to variations in the exchange rate since the company has hedges for 6.371 billion dollars. The weighted average exchange rate of foreign denominated debt is approximately 10.9154 pesos per dollar. TELMEX has a solid and healthy financial structure, which allows us to operate and grow our business.

  In the third quarter, total revenues were 31.1 billion pesos, 5.7% lower than the same period of the previous year. These results reflected decreases of 11.0% and 12.5% in local and long distance revenues, respectively, as well as increases of 26.6% in Internet access revenues and 7.5% in corporate networks revenues.

  From July to September, EBITDA (1) totaled 14.4 billion pesos, 11.1% lower than the third quarter of the previous year. Operating income totaled 9.9 billion pesos, 14.3% lower than last year's third quarter.

  Majority income from continuing operations in the quarter totaled 5.4 billion pesos, 28.0% lower than the same period of last year. In the third quarter, earnings per share were 29 Mexican cents, a decrease of 25.6%, and earnings per ADR (2) were 54 US cents, a decrease of 23.9% compared with the third quarter of 2007.

  Capital expenditures (capex) were equivalent to 556 million dollars for the nine months. In the quarter, the company used 2.516 billion pesos to repurchase 197 million 285 thousand of its own shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines in service and local traffic

At the end of the third quarter, including the effect of number portability that began in July 2008 the number of lines in service was 17.7 million, similar to the June 2008 level. The activation of new lines, recognizing growing demand for multi-service packages, was in part offset by disconnections related to more competition from both fixed and cellular lines.

Of our lines in service, approximately 10.4 million are in areas that interest competitors and where they also have presence. However, 7.3 million lines are in areas that hold no interest to competitors. For the nine months these lines generated revenues of approximately 14.8 billion pesos and an operating loss of 1.922 billion pesos.

During the third quarter, local traffic decreased 9.9% compared with the same period of 2007, with a total of 5.699 billion local calls. Local traffic volume continues to be affected mainly by competition from local and cellular telephony and by managed networks, a trend that strengthens the data business although it adversely affects local traffic.

Long distance

Form July to September, domestic long distance (DLD) traffic increased 6.8% compared with last year's third quarter, totaling 4.946 billion minutes, due to more package offerings that include DLD minutes and higher traffic from cellular operators, offset by the decrease in termination traffic with other long distance operators.

In the third quarter, outgoing international long distance (ILD) traffic decreased 1.4% compared with last year's third quarter, totaling 493 million minutes. Incoming international long distance traffic decreased 6.6% compared with the same period of the previous year, totaling 1.767 billion minutes. The incoming-outgoing ratio was 3.6x.

Interconnection

In the third quarter, interconnection traffic totaled 11.704 billion minutes, at a similar level of the third quarter of 2007. Calling party pays traffic decreased 6.2% because of the increase of cellular services. Interconnection traffic with local, long distance and cellular telephony operators increased 2.4%.

Internet access and corporate networks

During the third quarter, broadband Infinitum services (ADSL) continued their growth trends, reaching penetration of 24.7% of our lines in service. Growth in the number of customers maintains Mexico as one of the three countries with the highest broadband growth rates of the OECD (www.oecd.org/sti/ict/broadband). At the end of the third quarter, TELMEX had 4.6 million Internet access services, of which 94.8% are broadband Infinitum customers.

Growth of broadband Infinitum services has been supported by the sale of multi-service packages that offer access to broadband service along with various voice services at competitive prices. Multi-service packages increased 103.2% compared with last year's third quarter.

Additionally, our campaign offering computer sales in installments up to 48 months has contributed to the increased computer penetration in Mexican homes.

Financial Results

The following financial information for 2008 is presented in nominal pesos and the financial information for 2007 is expressed in constant pesos as of December 2007, according to Mexican Financial Reporting Standards.

Revenues: In the third quarter, revenues totaled 31.1 billion pesos, a decrease of 5.7% compared with the same period of the previous year. These results include decreases of 11.0% and 12.5% in local and long distance services, respectively, and 16.1% in interconnection revenues. The decrease in interconnection revenues reflected declines of 6.2% in traffic volume and 9.9% in the calling party pays rate. On the other hand, Internet access revenues were up 26.6%, corporate networks revenues increased 7.5%, and other revenues, which includes Tiendas TELMEX (TELMEX stores), were up 42.2%.

Local: Local revenues totaled 12.159 billion pesos in the third quarter; a decrease of 11.0% compared with the third quarter of 2007 due to the 8.9% reduction of revenue per local billed call and to the decrease in local traffic reflecting increased competition from both other fixed telephony and cellular telephony operators.

DLD: In the quarter DLD revenues totaled 3.853 billion pesos, 12.9% lower than the third quarter of 2007. The 6.8% increase in traffic was not enough to offset the 13.8% decrease in the average revenue per minute.

ILD: From July to September of 2008, ILD revenues totaled 2.187 billion pesos, a decrease of 11.7% compared with the third quarter of the previous year. Outgoing revenues declined 14.0% to 1.387 billion pesos compared with the third quarter of 2007 due to outgoing traffic declining 1.4% and the average revenue per minute decreasing 14.4%. Incoming international long distance revenues totaled 800 million pesos, a decrease of 7.3% compared with the third quarter of 2007, because of the 6.6% decrease in incoming traffic.

Interconnection: In the third quarter, interconnection revenues decreased 16.1% to 4.819 billion pesos compared with the same period of 2007, mainly due to the 6.2% decline in calling party pays traffic and the decrease of 9.9% in the calling party pays rate.

Corporate networks: In the third quarter, revenues from services related to data transmission through private and managed networks totaled 3.070 billion pesos, 7.5% higher than the same period of the previous year. The increase was due to the higher number of services and the sale of value-added services which offset the reduction in unit prices of these services.

Internet: Revenues from Internet access in the third quarter totaled 3.430 billion pesos, 26.6% higher than last year's third quarter due to the increase of 46.2% in Internet services, partially offset by lower average unit revenue for broadband Infinitum services.

Costs and expenses: In the quarter, total costs and expenses were 21.142 billion pesos, a decrease of 1.0% compared with the third quarter of 2007. This decrease was mainly due to initiatives carried out to optimize resource use and the 11.0% decrease in the amount paid to cellular operators for calling party pays services, offset by higher charges related to the sale of computers and equipment for customers, cost increases for goods and services, and the provision for uncollectables.

Cost of sales and services: In the third quarter, cost of sales and services increased 3.6% compared with the same period of 2007, totaling 8.171 billion pesos, due to higher computer and telecommunications equipment costs and to the increase in the prices of our goods and services.

Commercial, administrative and general: Commercial, administrative and general expenses totaled 4.938 billion pesos, 3.3% higher than last year's third quarter due to an increase in the provision for uncollectables related to services rendered to another telecommunications operator.

Interconnection: Interconnection costs totaled 3.625 billion pesos, a decrease of 13.1% compared with the third quarter of 2007 as a result of the 11.0% decrease in the amount paid to cellular telephony operators for calling party pays service and the decrease of 6.2% in calling party pays traffic.

Depreciation and amortization: In the quarter, depreciation and amortization decreased 2.7% to 4.408 billion pesos due to a lower level of investment in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 14.357 billion pesos in the third quarter, a decrease of 11.1% compared with the same period of last year. The EBITDA margin was 46.2%. Operating income totaled 9.949 billion pesos in the third quarter and the operating margin was 32.0%.

Comprehensive financing cost: In the third quarter, comprehensive financing cost produced a charge of 2.259 billion pesos. This resulted from: i) a net interest charge of 1.938 billion pesos, 664 million pesos more than the charge registered in the same period of 2007, due to recognition of the market value of interest rate swaps and lower interest due to declining rates, ii) a net exchange loss of 321 million pesos from the third-quarter exchange rate appreciation of 0.5078 pesos per dollar, offset by 6.371 billion dollars in dollar-peso hedges and iii) recognition of a decline in the monetary position of 1.030 billion pesos in 2007, an effect that is absent in 2008 under current accounting rules.

Majority income from continuing operations: In the third quarter majority income from continuing operations totaled 5.438 billion pesos, 28.0% lower than the same period of the previous year. Earnings per share were 29 Mexican cents, a year-over-year decrease of 25.6%, and earnings per ADR were 54 US cents, a decrease of 23.9% compared with the same period of 2007.

Investments: At September 2008, capital expenditures (capex) were the equivalent of 556 million dollars, of which 77.3% was used for growth projects in the voice, data and transport infrastructure and 22.7% for operational support projects and operating needs.

Debt: Total debt at September 30 was the equivalent of 9.045 billion dollars, of which 86.7% is long-term. Of the total debt, 77.8% is in foreign currency, equal to 7.042 billion dollars. To minimize risks from variation of the exchange rate, we have dollar-peso hedges for 6.371 billion dollars with a weighted average exchange rate of approximately 10.9154 pesos per dollar. Of total debt, 42.9% has fixed rates. If 23.752 billion pesos and 100 million dollars of interest rate swaps at average interest rates of 8.145% and 4.47%, respectively, are included, the proportion of debt with fixed rates is 68.3%.

Total net debt (3) increased during the last twelve months the equivalent of 903 million dollars, raising the total to 7.606 billion dollars. TELMEX has a solid and healthy financial structure that allows us to operate and grow the business.

Repurchase of shares: During the third quarter, the company used 2.516 billion pesos to repurchase 197 million 285 thousand of its own shares.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the third quarter of 2008 and 2007.

Mexico Local Service Business
Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		3Q2008		3Q2007	Inc.		9 months 08		9 months 07	Inc.
Revenues
Access, rent and measured service	Ps.	12.032	Ps.	13.413	(10,3)	Ps.	36.670		40.610	(9,7)
LADA interconnection		1.012		991	2,1		2.895		2.992	(3,2)
Interconnection with operators		376		415	(9,4)		1.123		1.211	(7,3)
Interconnection with cellular operators		3.126		3.731	(16,2)		9.375		11.067	(15,3)
Other		3.814		3.393	12,4		10.896		9.805	11,1
Total		20.360		21.943	(7,2)		60.959		65.685	(7,2)

Costs and expenses
Cost of sales and services		5.895		5.822	1,3		17.253		16.893	2,1
Commercial, administrative and general		4.809		4.793	0,3		13.665		13.267	3,0
Interconnection		2.204		2.561	(13,9)		6.561		7.912	(17,1)
Depreciation and amortization		2.787		2.950	(5,5)		8.520		8.962	(4,9)
Total		15.695		16.126	(2,7)		45.999		47.034	(2,2)

Operating income	Ps.	4.665	Ps.	5.817	(19,8)	Ps.	14.960		18.651	(19,8)

EBITDA (1)	Ps.	7.452	Ps.	8.767	(15,0)	Ps.	23.480		27.613	(15,0)

EBITDA margin (%)		36,6		40,0	(3,4)		38,5		42,0	(3,5)
Operating margin (%)		22,9		26,5	(3,6)		24,5		28,4	(3,9)

Mexico Long Distance Service Business
Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		3Q2008		3Q2007	Inc.		9 months 08		9 months 07	Inc.
Revenues
Domestic long distance	Ps.	4.485	Ps.	5.179	(13,4)	Ps.	14.155	Ps.	15.547	(9,0)
International long distance		2.294	Ps.	2.584	(11,2)		6.599		8.187	(19,4)
Total		6.779	Ps.	7.763	(12,7)		20.754		23.734	(12,6)

Costs and expenses
Cost of sales and services		1.203		1.196	0,6		3.926		3.972	(1,2)
Commercial, administrative and general		1.628		1.638	(0,6)		4.363		4.483	(2,7)
Interconnection to the local network		2.046		2.132	(4,0)		5.799		6.684	(13,2)
Depreciation and amortization		546		569	(4,0)		1.658		1.730	(4,2)
Total		5.423		5.535	(2,0)		15.746		16.869	(6,7)

Operating income	Ps.	1.356	Ps.	2.228	(39,1)	Ps.	5.008	Ps.	6.865	(27,1)

EBITDA (1)	Ps.	1.902	Ps.	2.797	(32,0)	Ps.	6.666	Ps.	8.595	(22,4)

EBITDA margin (%)		28,1		36,0	(8,0)		32,1		36,2	(4,1)
Operating margin (%)		20,0		28,7	(8,7)		24,1		28,9	(4,8)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2008 in millions of nominal Mexican pesos and 2007 in millions of Mexican pesos with purchasing power at December 31,2007)

Spin-Off ("Escisión")

DISCONTINUED OPERATIONS

On December 21, 2007, the stockholders of TELMEX approved the split-up of the Company's Latin American subsidiaries, as well as of its yellow pages business. As a result of the split-up, Telmex Internacional, S.A.B. de C.V. was incorporated on December 26, 2007 and was transferred the assets, liabilities and stockholders' equity of the majority of the foreign subsidiaries and of the yellow pages business. The split-up date for legal, book and tax purposes is December 26, 2007, on which date Telmex Internacional was legally incorporated as a separate Mexican company and from which time, the Company ceased to have control over the subsidiaries mentioned above.

The terms of the split-up establish that neither TELMEX nor Telmex Internacional are to hold shares of the other. At the time of the split-up, all TELMEX stockholders became Telmex Internacional stockholders and consequently, both companies are currently controlled by the same group of stockholders. The relationship between TELMEX and Telmex Internacional will be limited to: i) ordinary commercial relationships, such as those related to international traffic termination services and the preparation and distribution of telephone directories; ii) agreements relating to the implementation of the split-up; and iii) certain temporary agreements that will remain in force until Telmex Internacional has its own administrative capabilities.

In the 2007 financial statements, all assets and liabilities of the split-up entity have been included in the current and non-current long-term assets and liabilities of discontinued operations captions. All income and expenses of the new entities are presented in the statements of income under the caption "Income from discontinued operations, net of income tax". The figures of the 2007 financial statements corresponding to periods prior to the split-up, and their corresponding notes were restructured to present only the assets and liabilities and revenues, costs and expenses of continued operations, without including discontinued operations.

All the assets and liabilities of the split-up operations were transferred to Telmex Internacional at book value. The amount of stockholders' equity transferred to Telmex Internacional in the split-up represents the difference between the assets and liabilities that were transferred. Such amount was recognized as a reduction to stockholders' equity at the time of the split-up.

RECOGNITION OF THE EFFECTS OF INFLATION

From January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environment in Mexico in 2008 has been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 12%. Therefore, during 2008 the effects of inflation on financial information of this period were not recognized, keeping the effects of inflation recognized up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earrings.

The financial statements as of September 30, 2007, are presented in monetary units with purchasing power as of December 31, 2007.

BALANCE SHEET

S 87 OTHERS

In this item are included the inventories for telephone plant operation that as of September 30, 2008 and 2007 rose to $2,362,589 and $1,663,560 respectively, which are valued by the average cost method and were updated in 2007 based on the specific index method, without exceeding their market value.

S 84 INTANGIBLE ASSETS FOR LABOR OBLIGATIONS

This item includes the projected net asset pursuant to Mexican FRS D-3, "Employees Benefits", effective on January 1, 2008, issued by the Mexican Council for Research and Development of Financial Reporting Standards (CINIF).

As of September 30, 2008, the market value of the established pensions and seniority premium fund was greater than the defined benefit obligation and unamortized items, therefore, pursuant to Mexican FRS D-3, the balance sheet presents a net projected asset.

At September 30, 2007, the market value of the established pensions and seniority premium fund was greater than the accumulated benefit obligation (ABO), and pursuant to Bulletin D-3 effective in 2007, it was not recognized neither any additional liability nor the related intangible asset and effect of labor obligation on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset.

S 23 AND S 28 BANK LOANS

In this item are included the bank credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term caption to suppliers does not exist in EMISNET.

TELMEX entered into a syndicated loan agreement in 2004, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity.

On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount for 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively.

S 24 AND S 29 SENIOR NOTES

On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due November 2008, with an annual interest of 4.5%. Interests are payable semiannually.

On January 27, 2005, TELMEX placed senior notes in aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each. The first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interests are payable semiannually. On February 22, 2005, there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 million and U.S. $800 million, respectively.

On January 26, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4.5 billion (nominal value), maturing in 2016 and bearing interest at 8.75% annual. Interests are payable semiannually.

On April 23, 2007, Telmex placed domestic senior notes "Certificados Bursátiles" for Ps. 9.5 billion in two tranches, the first one for Ps. 5.0 billion with a term of 30 years at a fixed interest rate of 8.36% annual and the second one for Ps. 4.5 billion with a term of 5 years at a rate of the Mexican interbank equilibrium interest rate (tasa de interés interbancaria de equilibrio or TIIE) less 10 basis points.

On April 21, 2008, TELMEX placed domestic senior notes "Certificados Bursátiles" for Ps. 1.6 billion with a term of 10 years at an annual fixed rate of 8.27%.

As of September 30, 2008, the Company had forward agreements for U.S. $976 million and cross currency swap agreements for U.S. $ 5,395 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in November 2008, 2010 and 2015 for a total amount of 2,750 million dollars and bank loans with maturity from 2009 to 2016 for a total amount of 3,621 million dollars (with interest rates of three-month Libor plus 20 basis points, three-month Libor plus 25 basis points and three-month Libor plus 32.5 basis points). These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of 10.9154 Mexican pesos per US dollar, as well as to set a fixed rate of 7.52% and 8.57% for the bonds, and an average interest rate of 28-day TIIE less 37 basis points for the bank loans.

S 29 SENIOR NOTES (LONG-TERM)

As of September 30, 2008 and 2007, this item rose to $ 35,285,825 and $ 45,895,718, respectively, and is comprised as follows:
	2008	2007
Domestic Senior Notes	Ps 11,900,000	Ps. 10,857,290
Bonds	18,885,825	30,472,278
Global peso Senior Notes	Ps 4,500,000	4,566,150

S 32 OTHER LIABILITIES

As of September 30, 2008 and 2007, this item rose to Ps 160,548 and Ps. 227,378, respectively, that corresponds to the actuarial obligations for labor termination in Mexico, based on the requirements of Mexican FRS D-3.

S 66 DEFERRED TAXES

From 2008, this item includes the liabilities for deferred employee profit sharing, based on Mexican FRS D-3, which establishes that employee profit sharing must be recognized based on the assets and liabilities method established by Mexican FRS D-4 "Taxes on Profits" effective as of January 1, 2008. The initial effect of the recognition of the deferred employee profit sharing, net from its deferred income tax, was recognized to retained earrings without affecting results in 2008.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On April 27, 2007 the Annual Ordinary Shareholders' Meeting approved to increase in Ps. 15 billion (nominal value), the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 23,046,597 (nominal value).

From January through September 2008, the Company acquired 656.8 million L shares for Ps 11,051,622 and 1.7 million A shares for Ps. 28,876.

From January through September 2007, the Company acquired 580.0 million L shares for Ps 10,601,878 (historical cost of Ps. 10,319,875) and 1.8 million A shares for Ps. 33,009 (historical cost of Ps. 32,116).

The Company's repurchased shares are applied to unappropiated retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

S 58 OTHER CURRENT LIABILITIES

As of September 30, 2008 and 2007, this item rose to Ps. 7,942,457 and Ps. 8,691,512 respectively and is comprised as follows:
	2008	2007
Accounts payable	Ps. 5,749,437	Ps 6,764,958
Other accrued liabilities	1,200,291	874,310
Deferred credits	992,729	1,052,244

STATEMENT OF CHANGES IN FINANCIAL POSITION

The statement of changes in financial position (B-12) as of September 30, 2008 is not presented, since based on Mexican FRS B-2 "Cash Flow Statement" issued by the CINIF and effective as of January 1, 2008, Bulletin B-12 was replaced by the cash flow statement.

According to transition rules of Mexican FRS B-2, application of such rules is prospective, so that the financial statements prior to 2008 that are presented in a comparative basis, must be the statement of changes in financial position prepared under Bulletin B-12.

C 39 OTHER ITEMS

This item includes inventories for operation of the telephone plant, deferred assets, as well as decreases on fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain 2007 financial statements have been reclassified to conform the presentation used for the year 2008.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	117,534,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	5,369,595,000	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A. de C.V.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	120,296,722	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	548,682
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	16,004,000	12.79	80,020	104,324
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	60,782
TM and MS, LLC	Internet portal (Prodigy MSN)	1	50.00	29,621	147,761
Eidon Software, S.A. de C.V.	Software development	39,096,742	25.00	39,097	100,649
TOTAL INVESTMENT IN ASSOCIATES				1,307,276	962,198
OTHER PERMANENT INVESTMENTS					124,187
T O T A L				1,307,276	1,086,385

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	11/05/01	22/04/09	4.53	0	0	0	0	0	0	8,673	5,650	0	0	0	0
EXPORT DEVELOPMENT C. (1)	Y	16/03/06	22/07/13	4.28	0	0	0	0	0	0	0	100,600	100,600	100,600	67,145	67,146
JAPAN BANK INT. COOP. (1)	Y	27/03/03	10/10/09	4.86	0	0	0	0	0	0	462,519	462,520	462,519	0	0	0
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/07	15/01/16	4.33	0	0	0	0	0	0	0	683,494	683,494	683,494	683,494	3,039,680
NATIXIS (3)	Y	28/02/86	31/03/22	2.00	0	0	0	0	0	0	2,931	19,512	22,443	22,443	22,443	128,476
SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (4)	N/A	21/02/07	22/02/10	8.57	0	0	1,500,000	0	0	0	0	0	0	0	0	0
BANK OF AMERICA, N.A. (2)	Y	13/06/08	13/06/14	4.40	0	0	0	0	0	0	0	0	0	0	0	539,595
BBVA BANCOMER (4)	N/A	26/02/07	26/02/10	8.61	0	0	1,300,000	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/06	30/06/10	4.25	0	0	0	0	0	0	0	0	2,697,975	0	0	0
BBVA BANCOMER (2)	Y	30/06/06	30/06/12	4.30	0	0	0	0	0	0	0	0	0	0	2,697,975	0
BBVA BANCOMER (4)	N/A	12/02/08	18/02/14	8.65	0	0	0	0	0	2,022,935	0	0	0	0	0	0
CITIBANK, N.A. (2)	Y	11/08/06	20/10/09	4.25	0	0	0	0	0	0	0	0	14,029,470	0	0	0
CITIBANK, N.A. (2)	Y	11/08/06	20/10/11	4.30	0	0	0	0	0	0	0	0	0	0	10,791,900	0
CITIBANK, N.A. (2)	Y	11/08/06	11/08/13	4.38	0	0	0	0	0	0	0	0	0	0	2,518,110	5,036,220
CISCO SYSTEMS (3)	Y	25/04/07	22/04/12	4.50	0	0	0	0	0	0	21,584	21,584	43,167	43,168	43,168	0
OTHER
TOTAL BANKS					0	0	2,800,000	0	0	2,022,935	495,707	1,293,360	18,039,668	849,705	16,824,235	8,811,117

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-3-4(3)	N/A	31/05/02	31/05/12	10.14	0	400,000	0	0	300,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/06	15/09/11	8.71	0	0	0	500,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/07	16/03/37	8.36	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/07	16/04/12	8.56	0	0	0	0	0	4,500,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	21/04/08	05/04/18	8.27	0	0	0	0	0	1,600,000	0	0	0	0	0	0
4 1/2 SENIOR NOTES (3)	Y	19/11/03	19/11/08	4.50	0	0	0	0	0	0	10,791,900	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/05	27/01/15	5.50	0	0	0	0	0	0	0	0	0	0	0	8,633,520
4 3/4 SENIOR NOTES (3)	Y	27/01/05	27/01/10	4.75	0	0	0	0	0	0	0	0	10,252,305	0	0	0
8 3/4 SENIOR NOTES PESOS (3)	Y	31/01/06	31/01/16	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	400,000	0	500,000	300,000	15,600,000	10,791,900	0	10,252,305	0	0	8,633,520

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST (S26)		0	0	0	17,097,498	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					17,097,498	0	0	0	0	0	0	0	0	0	0	0

TOTAL					17,097,498	400,000	2,800,000	500,000	300,000	17,622,935	11,287,607	1,293,360	28,291,973	849,705	16,824,235	17,444,637

Notes:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  6 months Libor rate plus margin
  3 moths Libor rate plus margin
  Fixed Rate
  28 days TIIE rate plus margin
  91 days TIIE rate plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 3.9813 at September 30, 2008

- Libor at 3 months in US dollars is equivalent to 4.0525 at September 30, 2008

- TIIE at 28 days is equivalent to 8.6550 at September 30, 2008

- TIIE at 91 days is equivalent to 8.7300 at September 30, 2008

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at September 30, 2008 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	7,021,309	10.79
EURO (EUR)	14,396	15.16

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	388,968	4,197,699	0	0	4,197,699

LIABILITIES	7,158,266	77,251,280	20,223	218,251	77,469,531
SHORT-TERM LIABILITIES	1,300,656	14,036,543	2,079	22,438	14,058,981
LONG-TERM LIABILITIES	5,857,610	63,214,737	18,144	195,813	63,410,550

NET BALANCE	(6,769,298)	(73,053,581)	(20,223)	(218,251)	(73,271,832)

Notes:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	10.79
EURO	15.16

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

Notes:

Not applicable

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have ocurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At September 30, 2008, the Company has complied with such restrictive covenants.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	37,178,775	0.0
LONG DISTANCE SERVICE	0	15,889,896	0.0
INTERCONNECTION	0	14,384,188	0.0
CORPORATE NETWORKS	0	8,928,866	0.0
INTERNET	0	9,540,331	0.0
OTHERS	0	4,538,683	0.0
FOREIGN SALES
NET SETTLEMENT	0	2,198,511	0
LONG DISTANCE SERVICE	0	468,875	0
OTHERS	0	9,789	0
TOTAL		93,137,914

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	2,198,511
FOREIGN SUBSIDIARIES
LONG DISTANCE SERVICE	0	468,875
OTHERS	0	9,789
TOTAL		2,677,175

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.0043	0	420,929,901	0	0	420,929,901	1,818	0
AA	0.0043	0	8,114,596,082	0	8,114,596,082	0	35,035	0
L	0.0043	0	10,166,387,877	0	0	10,166,387,877	43,894	0
TOTAL			18,701,913,860	0	8,114,596,082	10,587,317,778	80,747	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,701,913,860

NOTES:
The nominal value per share is $0.0043175625 MXN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

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ITEM	Thousand of Mexican Pesos
	3rd. Quarter 08 Jul-Sep	% of Advance	Amount used 2008	Budget 2008	% of Advance
DATA	1,342,834	48.4	3,231,517	2,772,833	116.5
INTERNAL PLANT	64,574	22.9	114,238	282,139	40.5
NETWORKS	210,978	28.1	456,438	749,801	60.9
TRANSMISSION NETWORK	235,099	18.1	797,531	1,301,663	61.3
SYSTEMS	47,688	13.6	71,950	351,736	20.5
OTHERS	291,961	14.7	1,020,481	1,992,024	51.2
TELMEX USA	61,774	27.1	102,065	228,000	44.8

TOTAL INVESTMENT TELMEX MEXICO	2,254,908	29.4	5,794,220	7,678,196	75.5

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transaction. Foreign currency-denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO AV. PASEO DE LAS PALMAS No. 750 - 7TH. FLOOR, COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 56 26 37 04 52 82 82 jchico@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS SUPERVISOR

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	ING.	JAIME	CHICO	PARDO

CO-CHAIRMAN	LIC.	CARLOS	SLIM	DOMIT
VICE CHAIRMAN (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	JOHN	STEPHENS
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2008.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - THIRD QUARTER 2008.